

June 2, 2014

Via E-mail
Lynn J. Good
Chief Executive Officer
Duke Energy Corporation
550 South Tryon Street
Charlotte, NC 28202

> **Re: Duke Energy Corporation
> Form 10-K for the Fiscal Year Ended December 31, 2013
> Filed February 28, 2014
> File No. 001-32853**

Dear Ms. Good:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 8. Financial Statements and Supplementary Data

Combined Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Long-Lived Asset Impairments, page 115

1. We note your disclosure on page 122 related to your anticipated nonregulated Midwest Generation Exit and $1 billion to $2 billion pre-tax impairment charge you expected to record in the first quarter of 2014 along with your accounting policy for long-lived asset impairments on page 115. Please tell us about the events or changes in circumstances to

support the significant decline in the carrying amount of the nonregulated Midwest generation assets between December 31, 2013 and February 17, 2014 when you initiated the process to exit that business.

2. Please tell us in detail how you tested the long-lived assets associated with the nonregulated Midwest Generation business for impairment, citing relevant U.S. GAAP, and specifically address the following in your response. We may have further comments after reviewing your response:

- How many times and as of what date(s) you conducted your analysis for the past fiscal year;

- Based on each analysis performed, tell us whether the sum of undiscounted cash flows expected to result from the use and eventual disposition of the assets or asset group exceeded the carrying value of said assets. Please tell us the significant assumptions made and methodology utilized in developing your estimate of undiscounted cash flows used in each analysis, including but not limited to how you grouped assets for the purposes of your analysis and what you concluded was the lowest level of identifiable cash flows;

- If you performed a measurement of the fair value of said assets, please tell us about your fair value measurement methodology in detail, including significant assumptions made and alternatives considered; and

- To the extent you believe the carrying value of the assets are recoverable under a scenario where you would continue to own and operate said assets, but are not recoverable if sold, please tell us why you have initiated this course of action and include relevant disclosure within MD&A in future filings.

4. Regulatory Matters, page 126

3. We note your disclosure in the third paragraph of page 131 that you worked with NEIL for the recovery of applicable repair costs and associated replacement power costs throughout the duration of the Crystal River Unit 3 outage and that you classified receipts of insurance proceeds within the operating activities section of your statement of cash flows. Please tell us the nature and amounts of the claim or claims in additional detail. For example, tell us the amount related to property damage and the amount related to business interruption. Additionally, please tell us the facts and circumstances you considered in concluding which section was the most appropriate classification for the receipt of these cash flows. Refer to ASC 230-10-45-12 and -16(c).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief